PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(3)

To Prospectus dated May 6, 2025	Registration No. 333-274606

KINDLY MD, INC.

2,059,811 Shares of Common Stock Issuable Upon Exercise of Previously Issued Warrants

and

82,310 Shares of Common Stock

This prospectus supplement updates and supplements the information contained in the prospectus dated May 6, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-274606), as amended, with the information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on September 10, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by Kindly MD, Inc., a Utah corporation, of up to 2,059,811 shares of common stock underlying the tradeable warrants (the “Tradeable Warrants”), the non-tradeable warrants (the “Non-tradeable Warrants”) and the representative’s warrants (the “Representative’s Warrants” and, together with the Tradeable Warrants and the Non-tradeable Warrants, the “Warrants”) previously issued by us in our initial public offering that closed on June 3, 2024. We are not selling any shares of our common stock in this offering, and, as a result, we will not receive any proceeds from the sale of the common stock covered by this prospectus. All of the net proceeds from the sale of our common stock will go to the holders of the Warrants. Upon exercise of the Warrants, however, we will receive proceeds from the exercise of such Warrants if exercised for cash.

The Prospectus and the prospectus supplement also relate to the resale from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of 82,310 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders pursuant to the Prospectus.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “NAKA.” The last reported sale price of our common stock on Nasdaq on September 26, 2025 was $1.15 per share. Our Tradeable Warrants, previously listed on Nasdaq under the symbol “NAKAW,” have been delisted from Nasdaq and are now quoted on the OTC Pink marketplace under the symbol “NAKAW.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 26, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 9, 2025

Kindly MD, Inc.

(Exact name of registrant as specified in its charter)

001-42103	84-3829824
(Commission File Number)	(IRS Employer Identification Number)

5097 South 900 East, Suite 100, Salt Lake City, UT	84117
(Address of Principal Executive Offices)	(Zip Code)

(385) 388-8220
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	NAKA	The Nasdaq Stock Market LLC
Tradeable Warrants to purchase shares of Common Stock, par value $0.001 per share	NAKAW	OTC Pink Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On September 9, 2025, Nakamoto Holdings, Inc., a Delaware corporation (“Nakamoto”) and wholly-owned subsidiary of Kindly MD, Inc., a Utah corporation (the “Company”), made a commitment to purchase up to $30 million of shares of common stock of Metaplanet Inc., a corporation organized under the laws of Japan, (TSE: 3350) (OTC:MTPLF) (“Metaplanet”), in connection with Metaplanet’s previously announced international equity financing (the “International Offering”).

The purchase price per share of Metaplanet’s common stock (the “Metaplanet Stock”) will be set at a discount of approximately 10% to the closing price of its Common Stock on the Tokyo Stock Exchange as September 9, 2025 (JPY 614 or approximately $4.17). The International Offering is expected to fund on September 16, 2025, with a delivery of the Metaplanet Stock anticipated on September 17, 2025. The Metaplanet Stock will be acquired directly from Metaplanet in the International Offering, and payment will be made in U.S. dollars. No separate share purchase agreement or subscription document was required to be signed by the Company in connection with its commitment.

The audit committee of the Company’s board of directors approved the $30 million investment pursuant to the Company’s Related Person Transaction Policy. This approval was required because David Bailey, the Company’s Chief Executive Officer and Chairman of the Board, serves on the advisory board of Metaplanet; Tyler Evans, the Company’s Chief Investment Officer, is a director of Metaplanet; and Mark Yusko, a director of the Company, is a director of Metaplanet.

Item 7.01 Regulation FD Disclosure.

The Company issued a press release on September 9, 2025 announcing the investment in the International Offering, a copy of which is attached hereto as Exhibit 99.1.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1, will not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

Item 8.01 Other Events.

The Company is furnishing updated information regarding the beneficial ownership of its common stock by directors, executive officers, and holders of more than 5% of the Company’s outstanding shares. The following table sets forth, as of September 8, 2025, the beneficial ownership of the common stock by (i) each director, (ii) each executive officer, (iii) all current directors and executive officers as a group, and (iv) each stockholder known by the Company to own beneficially more than 5% of the Company’s outstanding common stock.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise indicated, each individual has sole voting and investment power with respect to the shares beneficially owned. Percentages are based on 376,146,058 shares of common stock outstanding as of September 9, 2025.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Shares of Common Stock Outstanding
Directors and Executive Officers
David Bailey(2)	11,160,570	2.97%
Jared Barrera	15,842	*	%
Tyler Evans	2,410,865	*	%
Andrew Creighton	3,124,971	*	%
Amanda Fabiano	—	—
Tim Pickett(2)	2,985,769	*	%
Mark Yusko	2,100,000	*	%
Charles (Chad) Blackburn	—	—
Perianne Boring	—	—
Greg Xethalis	—	—
Eric Weiss	—	—
All officers & directors as a group (11 individuals)	21,798,017	5.80%
5% Shareholders
Verition Multi-Strategy Master Fund Ltd.(3)	37,781,847	9.99%

*	Indicates beneficial ownership of less than 1% of the total issued and outstanding shares of common stock.

(1)	Unless otherwise indicated, the business address of each of the following is 5097 South 900 East, Suite 100, Salt Lake City, UT 84117.
(2)	Includes (i) 97,025 shares of common stock held directly by Tim Pickett and (ii) 2,886,744 shares of common stock owned by Wade Rivers, LLC. Mr. Pickett and his spouse serve as the co-investment trustees of The Wade Rivers Trust, which is the sole Member of Wade Rivers, LLC.
(3)	Includes 35,920,429 shares of common stock issued pursuant to the Subscription Agreements and (ii) 1,694,759 shares of common stock issuable upon exercise of a prefunded warrant, dated August 14, 2025 (the "Prefunded Warrant"), by and between the Company and Verition Multi-Strategy Master Fund Ltd. (the "Fund"). Under the terms of the Prefunded Warrant, the Fund may not exercise the Prefunded Warrant if such exercise would cause the Fund to beneficially own more than 9.99% of the number of shares of common stock outstanding immediately after giving effect to such exercise. Verition Fund Management LLC ("Verition") is the investment manager of the Fund and Nicholas Maounis is the managing member of Verition. Verition and Mr. Maounis may be deemed to have voting and investment control over these securities, however both disclaim beneficial ownership over these securities, except to the extent of their respective pecuniary interests therein. The business address for the Fund is One American Lane, Greenwich, CT, 06831.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated as of September 9, 2025.
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunder duly authorized.

KINDLY MD, INC.

Dated: September 10, 2025	By:	/s/ David Bailey
David Bailey
Chief Executive Officer

Exhibit 99.1

KindlyMD Subsidiary Nakamoto Announces $30 Million Investment in Metaplanet

Investment Supports Metaplanet’s International Offering to Accelerate Bitcoin Accumulation and Expand BTC Net Asset Value

Salt Lake City, UTAH – September 9, 2025 – KindlyMD, Inc. (NASDAQ:NAKA) (“KindlyMD”), a provider of integrated healthcare services and a Bitcoin treasury vehicle, today announced that its subsidiary, Nakamoto Holdings Inc. (“Nakamoto”), has made an up to $30 million commitment to invest in the recently announced international equity financing in common stock of Metaplanet Inc. (“Metaplanet,” and such financing, the “International Offering”), Japan’s first and leading Bitcoin treasury company. This transaction would mark Nakamoto’s largest single investment to date and its first in an Asian public company with a Bitcoin treasury strategy.

The primary objective of the International Offering is to acquire a large amount of Bitcoin in a short period of time while significantly expanding Bitcoin net asset value. The Company’s investment in the International Offering is expected to be funded on September 16, 2025, and the issuance and delivery of the common stock issued thereunder is expected to occur on September 17, 2025. The proceeds of the offering are expected to be allocated primarily to the purchase of Bitcoin.

“Metaplanet has established itself as a leader in Japan’s Bitcoin landscape through its commitment to advancing financial innovation and driving the global adoption of Bitcoin,” said David Bailey, Chairman and CEO of KindlyMD. “By positioning Bitcoin as the cornerstone of its financial approach, Metaplanet has become one of Japan’s leading public companies and a global leader in corporate Bitcoin strategies. We are proud to support their mission and believe this investment will further strengthen the global network of companies placing Bitcoin at the center of institutional finance.”

As Japan’s first and leading Bitcoin treasury company, Metaplanet is dedicated to maximizing Bitcoin Yield while maintaining a sustainable and scalable capital structure. On September 1, 2025, Metaplanet shareholders authorized two classes of perpetual preferred shares, reflecting Metaplanet’s intention to pioneer Japan’s Bitcoin-backed fixed income market. Together with common equity issuance, these tools are designed to optimize long-term Bitcoin accumulation and align its corporate strategy with the world’s most secure, decentralized monetary network.

About KindlyMD

KindlyMD® is a patient-first and healthcare data company redefining value-based care and patient-centered medical services. Formed in 2019, KindlyMD leverages data analysis to deliver evidence-based, personalized solutions in order to reduce opioid use, improve health outcomes faster, and provide value based, algorithmic guidance on the use of alternative medicine in healthcare. In August 2025, KindlyMD completed its merger with Nakamoto Holdings Inc., a Bitcoin-native holding company. This strategic partnership formed a public Bitcoin treasury strategy that unites KindlyMD’s healthcare expertise with Nakamoto’s vision of integrating Bitcoin into global capital markets, creating a diversified entity focused on both healthcare innovation and Bitcoin treasury management.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this press release that address activities, events or developments that that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements, as defined under U.S. federal securities laws, related to the Company. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and often include statements about our future operations, business strategies, plans, objectives, expectations, intentions, goals, projections, prospects, future events, or performance, as well as underlying assumptions. These statements-covering matters such as expectations, plans, strategic outlooks, financial projections, market conditions, regulatory environments, Bitcoin-related strategies, Bitcoin treasury management activities, and the Company’s anticipated holding of Bitcoin as part of its corporate treasury are inherently uncertain and involve numerous assumptions and risks.

Forward-looking terms used may include, but are not limited to, “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow,” “seek,” “aim,” “target,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements and similar expressions. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, descriptions of the Company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, including the purchase, custody, and potential sale or other use of Bitcoin, synergies, opportunities and anticipated future performance, including the management team and board of directors of the Company. These statements may also relate to broader macroeconomic trends, industry developments, technology adoption, competitive positioning, market expansion, product launches, research and development efforts, acquisitions or dispositions, legal or regulatory developments, and other initiatives that could affect our future business performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include risks relating to Bitcoin market volatility, cybersecurity and custody of digital assets, potential changes in laws or accounting standards relating to cryptocurrency, and regulatory developments affecting Bitcoin or other digital assets, as well as the risk that changes in the Company’s capital structure and governance could have adverse effects on the market value of its securities; the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on the Company operating results and business generally; the risk that the Company may be unable to reduce expenses or access financing or liquidity; the impact of any related economic downturn; the risk of changes in governmental regulations or enforcement practices; adverse impacts from geopolitical events, health crises, supply chain disruptions, changes to laws or accounting standards, cybersecurity threats or data breaches, intellectual property disputes, competitive pressures, or changes in consumer behavior; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10- Q, Current Reports on Form 8-K, and such other documents of the Company filed, or to be filed, with the SEC that are or will be available on the Company’s website at www.kindlymd.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nothing contained herein constitutes an offer to buy or sell securities of the Company or any other party, nor does it constitute a solicitation of any proxy or vote.

Contacts

Investor Relations:

Valter Pinto, Managing Director

KCSA Strategic Communications

(212) 896-1254

KindlyMD@KCSA.com

Media:

Carissa Felger / Sam Cohen

Gasthalter & Co.

(212) 257-4170

Nakamoto@gasthalter.com